UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.)*
RumbleON, Inc.

(Name of Issuer)
Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)
Class B Common Stock - 781386 206

(CUSIP Number)
Kartik Kakarala
RumbleON, Inc.
4521 Sharon Road, Suite 370
Charlotte, North Carolina 28211
(704) 448-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 8, 2017

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 781386 206	Page 2 of 7

1.			NAMES OF REPORTING PERSONS NextGen Dealer Solutions, LLC
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (see instructions) (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) SC, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,523,809 shares of Class B Common Stock*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,523,809 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,809 shares of Class B Common Stock*
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% of Class B Common Stock(1)
14.			TYPE OF REPORTING PERSON (see instructions) OO
*	NextGen Dealer Solutions, LLC (“NextGen”) beneficially owns 1,523,809 shares of Class B Common Stock. NextGen is a limited liability company controlled by Kartik Kakarala.
(1)	Based on 6,923,809 shares of the Company's Class B Common Stock outstanding as of February 13, 2017.

CUSIP Nos. 781386 206	Page 3 of 7

1.			NAMES OF REPORTING PERSONS Kartik Kakarala
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (see instructions) (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) SC, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,523,809 shares of Class B Common Stock*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,523,809 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,809 shares of Class B Common Stock*
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% of Class B Common Stock(1)
14.			TYPE OF REPORTING PERSON (see instructions) OO
*	NextGen Dealer Solutions, LLC (“NextGen”) beneficially owns 1,523,809 shares of Class B Common Stock. NextGen is a limited liability company controlled by Kartik Kakarala.
(1)	Based on 6,923,809 shares of the Company's Class B Common Stock outstanding.

CUSIP Nos. 781386 206	Page 4 of 7

Item 1. Security and Issuer.

This Schedule 13D is filed by Kartik Kakarala and NextGen Dealer Solutions, LLC ("NextGen") (collectively, the “Reporting Person”) with respect to shares of Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), of RumbleON, Inc., a Nevada corporation (the “Issuer”), formerly known as Smart Server, Inc. The principal executive offices of the Issuer are located at 4521 Sharon Road, Suite 370, Charlotte, North Carolina 28211.

On January 9, 2017, the Issuer's Board of Directors (the "Board") and stockholders holding 6,375,000 of the Issuer's issued and outstanding shares of common stock approved an amendment to the Issuer's Articles of Incorporation (the "Certificate of Amendment"), to change the name of the Issuer to RumbleON, Inc. and to create an additional class of common stock of the Company. The Certificate of Amendment became effective on February 13, 2017 (the "Effective Date"), after the notice and accompanying Information Statement describing the amendment was furnished to non-consenting stockholders of the Issuer in accordance with Nevada and Federal securities law.

Immediately before the Effective Date, the Issuer had authorized 100,000,000 shares of common stock, par value $0.001 per share (the "Authorized Common Stock"), including 6,400,000 issued and outstanding shares of common stock (the "Outstanding Common Stock," and together with the Authorized Common Stock, the "Common Stock"). Pursuant to the Certificate of Amendment, the Issuer designated 1,000,000 shares of Authorized Common Stock as Class A Common Stock, which Class A Common Stock ranks pari passu with all of the rights and privileges of the Common Stock, except that holders of the Class A Common Stock are entitled to ten votes per share of Class A Common Stock issued and outstanding and (ii) all other shares of Common Stock, including all shares of Outstanding Common Stock are deemed Class B Common Stock, which Class B Common Stock is identical to the Class A Common Stock in all respects, except that holders of the Class B Common Stock are entitled to one vote per share of Class B Common Stock issued and outstanding.

Item 2. Identity and Background.

On January 8, 2017, the Issuer entered into an Asset Purchase Agreement with the Reporting Person, Halcyon Consulting, LLC ("Halcyon"), and members of Halcyon signatory thereto ("Halcyon Members," and together with Halcyon, the "Halcyon Parties") as amended by that certain Assignment, dated February 8, 2017, between the Issuer and NextGen Pro, LLC (the "NextGen Agreement"). The NextGen Agreement provided that NextGen Pro, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer, will acquire substantially all of the assets of NextGen in exchange for approximately $750,000 in cash, plus 1,523,809 unregistered shares of Class B Common Stock of the Issuer (the "Purchaser Shares"), and a subordinated secured promissory note (the "Acquisition Note") issued by the Issuer in favor of NextGen in the amount of $1,333,333 (the "NextGen Acquisition "). NextGen and the Halcyon Parties are collectively referred to as the "Seller Parties."

On February 8, 2017 (the "Closing Date"), the Issuer completed the NextGen Acquisition in exchange for $750,000 in cash, the Purchaser Shares, and the Acquisition Note. The Acquisition Note matures on the third anniversary of the Closing Date (the "Maturity Date"). Interest accrues and will be paid semi-annually (i) at a rate of 6.5% annually from the Closing Date through the second anniversary of such date and (ii) at a rate of 8.5% annually from the second anniversary of the Closing Date through the Maturity Date. In connection with the NextGen Acquisition, on February 8, 2017, Kartik Kakarala was elected as a director of the Issuer. Mr. Kakarala has voting and dispositive control over NextGen.

CUSIP Nos. 781386 206	Page 5 of 7

The 1,523,809 shares of the Issuer's Class B Common Stock held by the Reporting Person represent 22.0% of the Issuer’s issued and outstanding shares of Class B Common Stock as of February 13, 2017.

The principal business address of the Reporting Person is 1431 Greenway Drive, Suite 750, Irving, Texas 75038. Mr. Kakarala's principal occupation is Chief Executive Officer of Halcyon. Mr. Kakarala is a United States citizen and NextGen is a Delaware limited liability company.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information regarding the Acquisition in Item 2 is incorporated herein by reference.

Item 4. Purpose of Transaction.
The information regarding the Acquisition in Item 2 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 1,523,809 shares of Class B Common Stock of the Issuer, representing 22.0% of the Issuer’s issued and outstanding shares of Class B Common Stock. The percentage of beneficial ownership is based upon 6,923,809 shares of Class B Common Stock outstanding as of February 13, 2017.
(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:
The information set forth above in Item 2 is incorporated herein by reference.
There were no additional transactions in the last 60 days.
(d)-(e) Not applicable.

CUSIP Nos. 781386 206	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the NextGen Acquisition, on the Closing Date, the Issuer, the Reporting Person and certain of the Seller Parties entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer will register the Purchaser Shares for resale. Under the terms of the Registration Rights Agreement, the Issuer will be required to file a registration statement on an appropriate form covering the resale of the Purchaser Shares no later than June 30, 2017. The Registration Rights Agreement is attached as Exhibit 99.2 hereto.

The information set forth above in Item 2 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated as of February 17, 2017, by and between the Reporting Persons.
Exhibit 99.2
Registration Rights Agreement, dated February 8, 2017.
Exhibit 99.3
Asset Purchase Agreement, dated as of January 8, 2017.
Exhibit 99.4
Assignment of Asset Purchase Agreement, dated as of February 8, 2017.

CUSIP Nos. 781386 206	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017	By:	/s/ Kartik Kakarala
Kartik Kakarala, individually

NEXTGEN DEALER SOLUTIONS, LLC

Dated: February 17, 2017	By:	/s/ Kartik Kakarala
Kartik Kakarala, Manager